UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Salem Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

794093 10 4
(CUSIP Number)

Jonathan L. Block
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012
(805) 987-0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

May 5, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward G. Atsinger III,* individually and as Trustee of: (i) the Edward G. Atsinger III Trust (“Edward Atsinger Trust”); (ii) the Ted Atsinger Irrevocable Trust (“Ted Atsinger Trust”); and (iii) the Atsinger Family 2003 Trust** (“Family Trust”).***

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 3,010,302
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 4,100,380

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,100,380

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
20.2%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

*Edward G. Atsinger III, Trustee, previously filed a Statement on Schedule 13D on February 13, 2001, as amended by Amendment No. 1 thereto, filed on May 13, 2002, and Amendment No. 2 thereto, filed on February 14, 2003, and Amendment No. 3 thereto, filed on March 15, 2004.

**On July 20, 2003, Edward G. Atsinger III, as Trustee of the Edward G. Atsinger Trust, gifted 20,000 shares of Common Stock (as defined below) to Edward G. Atsinger III, individually. Immediately thereafter, Edward G. Atsinger III, individually, gifted 20,000 shares of Common Stock to Edward G. Atsinger III, as Trustee of the Family Trust. On July 21, 2003, Edward G. Atsinger III, as Trustee of the Edward Atsinger Trust, sold 100,000 shares of Common Stock to Edward G. Atsinger III, as Trustee of the Family Trust.

***Edward G. Atsinger III is the Trustee for the Edward Atsinger Trust, the Ted Atsinger Trust and the Family Trust for all purposes, except that Edward C. Atsinger (“Ted Atsinger”) is the Voting Trustee for the Ted Atsinger Trust.

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward C. Atsinger (“Ted Atsinger”), individually and as Voting Trustee for the Ted Atsinger Trust.****

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF, OO (Trust Distribution)

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 1,093,078
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 3,000

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,093,078

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
5.4%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

****Ted Atsinger is the Voting Trustee and Edward G. Atsinger III is the Trustee for all other purposes of the Ted Atsinger Trust.

ITEM 1.     SECURITY AND ISSUER

     This Amendment No. 4 to the Statement on Schedule 13D (this “Statement”) relates to Class A common stock, $0.01 par value per share (“Common Stock”), of Salem Communications Corporation, a Delaware corporation (the “Issuer”).

     The address of the Issuer's principal executive offices is 4880 Santa Rosa Road, Camarillo, California 93012.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	The name of the persons filing this Statement are Edward G. Atsinger III (“Edward Atsinger”) and Edward C. Atsinger (“Ted Atsinger,” and together with Edward Atsinger, the “Reporting Persons”).

(b)	The address of the principal business office of each of the Reporting Persons is 4880 Santa Rosa Road, Camarillo, California 93012.

(c)	(i) Edward Atsinger is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors.

(ii) Ted Atsinger is a Producer of the Issuer.

(d)	Each of the Reporting Persons has not been convicted in any criminal proceedings during the past five (5) years.

(e)	Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented in its entirety as follows:

      On April 29, 2004, Edward Atsinger and Stuart W. Epperson (the “Selling Stockholders”) and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Credit Suisse First Boston LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters (the “Underwriters”). Pursuant to the Underwriting Agreement, and under a Registration Statement on Form S-3 (File No. 333-86580) and the amendment thereto filed by the Issuer with the Securities and Exchange Commission, the Issuer sold an aggregate of 2,325,000 shares of Common Stock and the Selling Stockholders sold an aggregate of 775,000 shares of Common Stock to the Underwriters on May 5, 2004, at a net price per share of $28.50 (the “Sale”). The net price per share represents the gross price per share of $30.00 less an underwriting discount of $1.50 per share, or 5%. Of the 775,000 shares sold by the Selling Stockholders, 485,000 shares belonged to the Reporting Persons. Additionally, the Underwriters have the option to purchase, within 30 days after the date of the Underwriting Agreement, up to an additional 175,000 shares of Common Stock from the Issuer and up to an additional 225,000 shares of Common Stock from the Selling Stockholders (115,000 shares of which relate to the Reporting Persons) to cover over-allotments, if any (the “Underwriters’ Option”).

     Following the closing of the Sale, Edward Atsinger beneficially owned 4,100,380 shares of Common Stock and Ted Atsinger beneficially owned 1,093,078 shares of Common Stock.

     In connection with the Underwriting Agreement, the Issuer has agreed with the Underwriters that during the period of 90 days after April 29, 2004, it will not, without the prior written consent of the representatives of the Underwriters, subject to certain limited exceptions: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or (ii) publicly disclose the intention to make any offer, sale, pledge, disposition or filing.

     In connection with the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters pursuant to lock-up letters (the “Lock-Up Agreements”) that during the period of 90 days after April 29, 2004, they will not, without the prior written consent of the representatives of the Underwriters, subject to certain limited exceptions: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any of such transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or (ii) publicly disclose the intention to make any offer, sale, pledge, disposition, or to enter into any transaction, swap, hedge or other arrangement.

     Pursuant to the Underwriting Agreement, the Issuer and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in that respect.

     This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

     The Reporting Persons intend to hold the shares of Common Stock of the Issuer that are not sold in the Sale or pursuant to the Underwriters’ Option for investment purposes only. Following the expiration of any lock-up period, and depending on market conditions, the Issuer’s financial and operational performance, and other factors, one or more of the Reporting Persons may purchase shares of Common Stock, or may dispose of all or a portion of the shares of Common Stock that such Reporting Person owns or may hereafter acquire, in the open market, in private transactions, in a subsequent registered offering or otherwise.

     Except as set forth in this Item 4, each of the Reporting Persons currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock beneficially owned by Edward Atsinger is 4,100,380, representing 20.2% of the Common Stock outstanding. The aggregate number of shares of Common Stock beneficially owned by Ted Atsinger is 1,093,078, representing 5.4% of the Common Stock outstanding. For purposes of calculating these percentages, the figure for the Common Stock outstanding was taken from the Issuer's prospectus supplement filed with the Securities and Exchange Commision on April 30, 2004, pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended.

(b)	(i)	Edward Atsinger has:

		1)	3,010,302 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	4,100,380 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

	(ii)	Ted Atsinger has:

		1)	1,093,078 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	3,000 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

(c)	Except for the Sale, none of the Reporting Persons has engaged in any transactions in the Common Stock since Amendment No. 3 to this Schedule 13D was filed on March 15, 2004. The discussion of the Sale under Item 4 is incorporated herein by reference. Pursuant to the Underwriting Agreement, the Selling Stockholders received net proceeds, before expenses, in the following amounts, based on a net per share price of $28.50: Edward Atsinger--$13,822,500 and Stuart W. Epperson--$8,265,000.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Item 4 with respect to the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference. The summary of each of the Underwriting Agreement and the Lock-Up Agreements is qualified in its entirety by reference to the Underwriting Agreement (including the Form Lock-Up Agreement attached as an exhibit thereto), which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

     In connection with the Sale, each of the Selling Stockholders entered into a Custody Agreement (the “Custody Agreement”) dated April 29, 2004 with The Bank of New York, as custodian (the “Custodian”), pursuant to which certificates for at least the number of shares of Common Stock to be sold by each Selling Stockholder were deposited with the Custodian. The Selling Stockholders agreed to indemnify the Custodian against certain liabilities for actions taken pursuant to the Custody Agreement. This summary of the Custody Agreement is qualified in its entirety by reference to the form of Custody Agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

     In connection with the Sale and concurrently with the execution of the Custody Agreement, each of the Selling Stockholders executed and delivered an Irrevocable Power of Attorney of Selling Stockholder dated as of April 29, 2004 (a “Power of Attorney”) to Jonathan L. Block and Scott Hunter (collectively and individually, the “Attorney”), authorizing the Attorney to effect the sale and transfer of each Selling Stockholder’s shares in connection with the Sale and the Underwriters’ Option. This summary of the Power of Attorney is qualified in its entirety by reference to the form of Power of Attorney, which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, incorporated by reference to Amendment No. 2 to the Schedule 13D (File No. 5-58135), filed with the Securities and Exchange Commission on February 14, 2003 by Edward G. Atsinger III and Edward C. Atsinger.

Exhibit 2	Power of Attorney, incorporated by reference to Amendment No. 1 to the Schedule 13D (File No. 5-58135), filed with the Securities and Exchange Commission on May 13, 2002 by Edward G. Atsinger III and Edward C. Atsinger.

Exhibit 99.1	Underwriting Agreement, dated as of April 29, 2004, by and among the Issuer, the Selling Stockholders named on Schedule A thereto, and the Underwriters named on Schedule B thereto, incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 0-26497) filed with the Securities and Exchange Commission on April 30, 2004.

Exhibit 99.2	Form of Lock-Up Agreement, dated as of April 29, 2004, entered into by each of the Selling Stockholders, incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 0-26497) filed with the Securities and Exchange Commission on April 30, 2004.

Exhibit 99.3	Form of Custody Agreement, dated as of April 29, 2004 and entered into by each of the Selling Stockholders.

Exhibit 99.4	Form of Irrevocable Power of Attorney of Selling Stockholder, dated as of April 29, 2004 and entered into by each of the Selling Stockholders.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2004

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, Trustee

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, as attorney in fact for Edward C. Atsinger

EXHIBIT 99.3

FORM OF CUSTODY AGREEMENT

SALEM COMMUNICATIONS CORPORATION

Public Offering of Class A Common Stock

CUSTODY AGREEMENT

The Bank of New York
101 Barclay Street, Floor 8W
New York, NY 10286

Ladies and Gentlemen:

     There are delivered to you herewith one or more certificates, in negotiable and proper deliverable form (with the signature guaranteed by a bank, trust company, broker, dealer, municipal securities dealer, government securities dealer or broker, credit union, a national securities exchange, registered securities association or clearing agency, or a savings institution that is a participant in a Securities Transfer Association recognized program or by a Medallion Signature Guarantor) or accompanied by a duly executed stock power or powers, in blank, bearing the signature of the undersigned so guaranteed, representing no less than the number of issued and outstanding shares of Class A Common Stock, $0.01 par value (the “Common Stock”), of Salem Communications Corporation, a Delaware corporation (the “Company”), set forth opposite the signature of the undersigned at the end of this letter. The undersigned agrees to deliver to the Attorney (as defined herein) or to you such additional documentation as the Attorney, or any one of them, or the Company or Credit Suisse First Boston LLC or you or any of their respective counsel may request to effectuate or confirm compliance with any of the provisions hereof, of the Company’s Certificate of Incorporation or of the Underwriting Agreement (as defined herein), all of the foregoing to be in form and substance satisfactory in all respects to the Attorney and you. The certificates for the Common Stock are to be held by you as Custodian for the account of the undersigned and are to be disposed of by you in accordance with this Custody Agreement.

     Concurrently with the execution and delivery of this Custody Agreement, the undersigned has executed and delivered an irrevocable power of attorney (“Power of Attorney”) to Jonathan L. Block and Scott Hunter (collectively and individually, the “Attorney”), authorizing the Attorney (inter alia) to sell from the number of shares of Common Stock represented by the certificates deposited with you hereunder, up to that number of shares of Common Stock set forth opposite the signature of the undersigned at the end of this letter (including any Optional Shares (as defined in the Underwriting Agreement)), or such lesser number as the Attorney, or any one of them, may determine, and for that purpose to enter into and perform an underwriting agreement (the “Underwriting Agreement”), among the Company, certain stockholders of the Company including the undersigned (the “Selling Stockholder”), and certain underwriters (the “Underwriters”) represented by Credit Suisse First Boston LLC (“CSFB”) and Deutsche Bank Securities Inc. (the “Representatives”).

     In addition the undersigned has completed and signed the attached Substitute Form W-9.

     You are authorized and directed (a) to hold the certificates deposited with you hereunder in your custody and (b) on each closing date specified in the Underwriting Agreement at which the undersigned is selling any shares of Common Stock (each, a “Closing Date”) you shall take all necessary action (i) to cause the Common Stock to be transferred on the books of the Company into such names as the Attorney or the Underwriter shall have instructed you and to exchange the certificates representing such Common Stock for new certificates for such Common Stock registered in such names and in such denominations as the Attorney or CSFB shall have instructed you, and (ii) to deliver such new certificates to CSFB for the account of the Underwriters, against payment of the purchase price for such Common Stock, and give receipt for such payment, (iii) pay such expenses, including transfer taxes, as you may be instructed to pay by the Attorney, and, if instructed by an Attorney to do so, remit to the undersigned the balance, after deducting such expenses, of the amount received by you as payment for such Common Stock, and (iv) furnish to the undersigned a Form 1099 on or before the next following January 31. With such remittance you shall also deliver or cause to be delivered to the undersigned new certificates (which may bear appropriate legends) representing the number of shares of Common Stock deposited hereunder (if any) that are in excess of the number of shares of Common Stock sold (and to be sold at any subsequent Closing Date) by the undersigned to the Underwriters.

     If the Underwriting Agreement shall not be entered into and the transactions contemplated thereby shall not be consummated prior to the 90th day after the date of this Custody Agreement then, notwithstanding the terms of the third paragraph next below, upon the written request to you of the Attorney or the undersigned (accompanied in the latter case by written notice of termination of the Power of Attorney addressed to the Attorney with a copy to you) on or promptly after that date, you are to return to the undersigned the certificates for the Common Stock deposited with you hereunder.

     Under the terms of the Power of Attorney, the authority conferred thereby is granted, made and conferred subject to and in consideration of the interests of the Underwriters and, except as set forth in the preceding paragraph, is irrevocable and not subject to termination by the undersigned or by operation of law, and the obligations of the undersigned under the Underwriting Agreement are similarly not subject to termination and shall remain in full force and effect until such date. Accordingly, the certificates deposited with you hereunder and this Custody Agreement and your authority hereunder are subject to the interests of the Underwriters, and this Custody Agreement and your authority hereunder are irrevocable and are not subject to termination, except as set forth in the preceding paragraph, by the undersigned or by operation of law, whether by the death or incapacity of the undersigned (if the undersigned is an individual), by the death or incapacity of any trustee or executor or the termination of any trust or estate (if the undersigned is a trust or an estate) or by the dissolution or liquidation of any corporation or partnership (if the undersigned is a corporation or partnership) or the occurrence of any other event. If any event referred to in the preceding sentence should occur before the delivery of the Common Stock to be sold by the undersigned under the Underwriting Agreement, certificates for such Common Stock shall, except as specifically provided in the Underwriting Agreement, be delivered by you on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and this Custody Agreement, and action taken by you pursuant to this Custody Agreement shall be as valid as if such event had not occurred, whether or not you or the Attorney, or any one of them, shall have received notice of such event.

     Until payment of the purchase price pursuant to the Underwriting Agreement has been made to the undersigned by or for the account of the Underwriters, the undersigned shall remain the owner of the Common Stock delivered to you hereunder and shall have the right to vote such Common Stock and all other Common Stock, if any, represented by the certificates deposited with you hereunder and to receive any and all dividends and distributions thereon.

     You shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Custody Agreement given to you by the Attorney; provided, however, that you shall not be entitled to act on any statement or notice to you with respect to a Closing Date under the Underwriting Agreement, or with respect to the termination of the Underwriting Agreement, or advising that the Underwriting Agreement shall not have been executed and delivered, unless such statement or notice shall have been confirmed in writing to you by CSFB.

     It is understood that you assume no responsibility or liability to any person other than to deal with the certificates deposited with you hereunder and to deliver to the undersigned a Form 1099 in accordance with the provisions of this Custody Agreement, and the undersigned agrees to indemnify and hold you harmless with respect to anything done by you in good faith in accordance with the foregoing instructions.

     This Custody Agreement constitutes a representation and warranty by the undersigned that (i) the undersigned has, and at each Closing Date will have, valid and unencumbered title to the Common Stock to be sold on each such Closing Date pursuant to the Underwriting Agreement, the undersigned will have full right and power and all authorizations and approvals required by law to sell, assign, transfer and deliver such Common Stock under the Underwriting Agreement and upon the delivery of and payment for such Common Stock under the Underwriting Agreement, the Underwriters will receive valid and unencumbered title thereto; and (ii) the undersigned has, and at all times through each Closing Date will have, full legal right and power and all authorizations and approvals required by law to enter into this Custody Agreement, the Power of Attorney and the Underwriting Agreement and to carry out all the applicable terms and provisions hereof and thereof, and this Custody Agreement, the Power of Attorney and the Underwriting Agreement are, and at all times through each Closing Date will be, valid and binding obligations of the undersigned.

     The undersigned has carefully reviewed the representations, warranties, statements and agreements to be made by the undersigned as a Selling Stockholder under the Underwriting Agreement and does hereby represent, warrant and agree that (a) such representations, warranties and statements, insofar as they relate to the undersigned, are true and correct as of the date hereof and will be true and correct at all times through each Closing Date and (b) such agreements, insofar as they relate to the undersigned, have (where applicable) been complied with as of the date hereof and will be complied with on and after each such Closing Date.

     The undersigned has received and carefully reviewed a copy of the Registration Statement as filed on May 16, 2002, including the preliminary prospectus dated April 26, 2004 for the offer and sale of the number of shares of Common Stock indicated therein and will so review any amendment to the Registration Statement and the prospectus upon receipt thereof. To the best of the undersigned’s knowledge, there is no untrue statement of a material fact included in the Registration Statement nor is there an omission from the Registration Statement of any material fact required to be stated therein or necessary to make the statements therein not misleading. The undersigned shall also promptly notify the Attorney and CSFB of any untrue statement of a material fact included in any amendment to the Registration Statement or the prospectus or of any omission from such amendment or prospectus of any material fact required to be stated therein or necessary to make the statements therein not misleading. The undersigned will promptly notify the Attorney and CSFB of any facts coming to the attention of the undersigned that would cause the foregoing statements not to be true.

     The undersigned has not taken and will not take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the shares of Common Stock being sold pursuant to the Underwriting Agreement.

     The foregoing representations, warranties and agreements, and those contained in the questionnaire previously completed by the undersigned and submitted to the Company and those contained in the Underwriting Agreement, are made for the benefit of, and may be relied upon by, the Attorney, the Company, the Underwriters, the Custodian and the representatives, agents and counsel of each of the foregoing.

     This Custody Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

     Please acknowledge your acceptance hereof as Custodian, and receipt of the certificates deposited with you hereunder, by executing and returning to the undersigned the enclosed copy hereof.

Dated:______ ___, 2004	Very truly yours,

Print Name(s)

Signature(s)

Maximum Number of Shares of Common Stock to be sold to the Underwriters:	Including: Maximum Number of Optional Shares to be sold to Underwriters:

__________ shares	__________ shares

The Bank of New York

By:_________________
Name: Sharon Coker
Title: Assistant Vice President

EXHIBIT 99.4

FORM OF IRREVOCABLE POWER OF ATTORNEY OF SELLING STOCKHOLDER

SALEM COMMUNICATIONS CORPORATION

Public Offering of Class A Common Stock

IRREVOCABLE POWER OF ATTORNEY OF SELLING STOCKHOLDER

Jonathan L. Block
Scott Hunter
C/o Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012

     The undersigned stockholder of Salem Communications Corporation, a Delaware corporation (the “Company”), understands that it is contemplated that certain stockholders of the Company, including the undersigned (the “Selling Stockholders”), will sell Class A Common Stock, $0.01 par value (the “Common Stock”), of the Company to certain underwriters (the “Underwriters”) represented by Credit Suisse First Boston LLC (“CSFB”) and Deutsche Bank Securities Inc. (collectively, the “Representatives”) pursuant to the Underwriting Agreement referred to below, and that the Underwriters propose to offer and sell such Common Stock to the public. The undersigned also understands that, in connection with such offer and sale, the Company has filed a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register under the Securities Act of 1933 the shares to be offered.

     Concurrently with the execution and delivery of this Power of Attorney, the undersigned is also executing and delivering a Custody Agreement in substantially the form attached as Annex I (the “Custody Agreement”) pursuant to which certificates for at least the number of shares of Common Stock to be sold by the undersigned as set forth opposite the signature of the undersigned at the end of this instrument are being deposited with The Bank of New York as custodian (the “Custodian”), and is furnishing an opinion, dated the date of delivery of this Power of Attorney and such Custody Agreement, of counsel for the undersigned addressed to the Representatives of the Underwriter and to the Company, to the effect set forth in Annex II.

     1. In connection with the foregoing, the undersigned hereby irrevocably constitutes and appoints each of Jonathan L. Block and Scott Hunter, collectively and individually, as attorney-in-fact (the “Attorney”) of the undersigned, with full power and authority to act alone, including full power of substitution, in the name of and for and on behalf of the undersigned with respect to all matters arising in connection with the sale of Common Stock by the undersigned including, but not limited to, the power and authority to take any and all of the following actions:

     (a) to sell, assign and transfer to the Underwriters pursuant to the Underwriting Agreement (as defined herein) the Maximum Number of Shares (as set forth on the signature page hereof) of Common Stock of the Company (including, if the Underwriters shall exercise their over-allotment option contained in the Underwriting Agreement, up to the Maximum Number of Optional Shares (as set forth on the signature page hereof) and represented by the certificates deposited by the undersigned with the Custodian pursuant to the Custody Agreement, or such lesser number as the Attorney in its sole discretion shall determine, at a purchase price per share to be paid by the Underwriters, as determined by negotiation among the Company, the Attorney and the Representatives, but at the same price per share to be paid by the Underwriters to each of the other Selling Stockholders and to the Company for the Common Stock sold by it;

     (b) for the purpose of effecting such sale, to make, execute, deliver and perform the undersigned’s obligations under the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters substantially in the form filed as an exhibit to the Registration Statement (such agreement, in the form in which executed, being herein called the “Underwriting Agreement”), receipt of a draft of which is hereby acknowledged, containing such additions to or changes in the terms, provisions and conditions thereof as the Attorney in its sole discretion shall determine, including, subject to the limitation set forth in paragraph 1(a) hereof, the purchase price per share to be paid by the Underwriters and including any additions to or changes in the terms, provisions and conditions thereof relating to the public offering of such Common Stock by the Underwriters;

     (c) to give such orders and instructions to the Custodian and the transfer agent for the Common Stock as the Attorney in its sole discretion shall determine, with respect to (i) the transfer of the Common Stock on the books of the Company in order to effect the sale to the Underwriters, including giving the name or names in which new certificates for such Common Stock are to be issued and the denominations thereof, (ii) the delivery to or for the account of the Underwriters of certificates for such Common Stock against receipt by the Custodian of the purchase price to be paid therefor, (iii) the payment by the Custodian out of the proceeds of such sale of any expenses that are to be borne by the undersigned in connection with the offer, sale and delivery of the Common Stock, (iv) the remittance to the undersigned of new certificates representing that number of shares of Common Stock, if any, that is in excess of the number of shares of Common Stock sold and to be sold at any subsequent Closing Date by the undersigned to the Underwriters;

     (d) to retain legal counsel in connection with any and all matters referred to herein (which counsel may, but need not, be counsel for the Company);

     (e) to execute and deliver any amendment to the Custody Agreement; provided, however, that no such amendment shall increase the number of shares of Common Stock to be sold by the undersigned above the Maximum Number of Shares specified below (including, if the Underwriters shall exercise their over-allotment option contained in the Underwriting Agreement, the Maximum Number of Optional Shares);

     (f) to agree to the allocation of the expenses of the offering among the Company and the Selling Stockholders, including the undersigned;

     (g) to endorse (in blank or otherwise) on behalf of the undersigned the certificate or certificates representing the Common Stock to be sold by the undersigned, or a stock power or powers attached to such certificate or certificates;

     (h) to make, acknowledge, verify and file on behalf of the undersigned applications, consents to service of process and such other documents, undertakings or reports as may be required by law with state commissioners or officers administering state securities laws; and

     (i) to make, exchange, acknowledge and deliver all such other contracts, powers of attorney, orders, receipts, notices, requests, instructions, certificates, letters and other writings, including communications to the Commission, and amendments to the Underwriting Agreement, and in general to do all things and to take all actions, that the Attorney in its sole discretion may consider necessary or proper in connection with or to carry out the aforesaid sale of Common Stock to the Underwriters and the public offering thereof, as fully as could the undersigned if personally present and acting.

     2. This Power of Attorney and all authority conferred hereby are granted and conferred subject to the interests of the Underwriters and in consideration of those interests, and for the purpose of completing the transactions contemplated by the Underwriting Agreement and this Power of Attorney. This Power of Attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by the undersigned or by operation of law, whether by the death or incapacity of the undersigned (if the undersigned is an individual), by the death or incapacity of any trustee or executor or the termination of any trust or estate (if the undersigned is a trust or an estate) or by the dissolution or liquidation of any corporation or partnership (if the undersigned is a corporation or partnership), or by the occurrence of any other event. If any event described in the preceding sentence shall occur before the delivery of the Common Stock to be sold by the undersigned under the Underwriting Agreement, certificates for such Common Stock shall be delivered by or on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and the Custody Agreement, and all other actions required to be taken under the Underwriting Agreement and the Custody Agreement shall be taken, and action taken by the Attorney pursuant to this Power of Attorney shall be as valid as if such event had not occurred, whether or not the Custodian, the Attorney shall have received notice of such event.

     Notwithstanding the foregoing, if the Underwriting Agreement shall not be entered into and the transactions contemplated thereby shall not be consummated prior to the 180th day after the date of this Power of Attorney, then from and after such date the undersigned shall have the power to revoke all authority hereby conferred by giving notice on or promptly after such date to the Attorney, with a copy to the Custodian, that this Power of Attorney has been terminated; subject, however, to all lawful action done or performed by the Attorney pursuant to this Power of Attorney prior to the actual receipt of such notice.

     3. The undersigned ratifies all that the Attorney has done or shall do pursuant to paragraphs 1 and 2 of this Power of Attorney.

     4. The Attorney shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Power of Attorney given to the Attorney by the undersigned; provided, however, that the Attorney shall not be entitled to act on any statement or notice to the Attorney with respect to a Closing Date under the Underwriting Agreement, or with respect to the termination of the Underwriting Agreement, or advising that the Underwriting Agreement shall not have been executed and delivered, unless such statement or notice shall have been confirmed in writing to the Attorney by CSFB.

     5. The undersigned agrees to hold the Attorney free and harmless from any and all loss, damage or liability that it may sustain as a result of any action taken in good faith hereunder. It is understood that the Attorney shall serve without compensation.

     6. In acting hereunder, the Attorney may rely on the representations, warranties and agreements of the undersigned made in the Custody Agreement.

     7. This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

Dated:______ ___, 2004

Print Name(s)

Signature(s)

Address

Maximum Number of Shares of Common Stock to be sold to the Underwriters:	Including: Maximum Number of Optional Shares to be sold to Underwriters:

__________ shares	__________ shares